12027533

ORIGINAL

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



## FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

**Commission file number: 0-24571**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Pulaski Bank Savings & Ownership Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Pulaski Financial Corp.**
**12300 Olive Boulevard**
**St. Louis, Missouri 63141**

## REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

# FINANCIAL STATEMENTS

# Pulaski Bank Savings & Ownership Plan

Financial Statements
With
Report of Independent Registered Public Accounting Firm

**December 31, 2011**

**PULASKI BANK SAVINGS & OWNERSHIP PLAN**
**Index**
**December 31, 2011 and 2010**



* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE℠

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

# Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Pulaski Bank Savings & Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace LLC

St. Louis, Missouri
June 22, 2012

**PULASKI BANK SAVINGS & OWNERSHIP PLAN**

**Statements of Net Assets Available for Benefits**

**December 31, 2011 and 2010**

| | | 2011 | | 2010 |
|---|---|---|---|---|
| Assets: | | | | |
| Cash | $ | 63,252 | $ | - |
| Investments, at fair value: | | | | |
| Pulaski Financial Corp. stock fund | | 2.820,352 | | 4,826,711 |
| Collective investment trusts | | 4,096,695 | | 2,584,636 |
| Mutual funds | | 6,284,866 | | 7,111,835 |
| Total investments | | 13,201,913 | | 14,523,182 |
| Receivables: | | | | |
| Employer contributions receivable | | 363,166 | | - |
| Notes receivable from participants | | 531,946 | | 463,454 |
| Accrued interest | | 3,204 | | - |
| Net assets reflecting investments at fair value | | 14,163,481 | | 14,986,636 |
| Liabilities: | | | | |
| Plan payables | | 1,257 | | - |
| Total liabilities | | 1,257 | | - |
| Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts | | (64,138) | | (24,955) |
| Net assets available for benefits | $ | 14,098,086 | $ | 14,961,681 |

The accompanying notes are an integral part of these financial statements.

**PULASKI BANK SAVINGS & OWNERSHIP PLAN**

**Statements of Changes in Net Assets Available for Benefits**

**Years ended December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| Additions: | | |
| Investment and interest income: | | |
| Net (depreciation) appreciation in fair value of investments | $ (589,976) | $ 1,700,873 |
| Interest from participant notes receivable | 21,258 | 17,725 |
| Dividends | 179,802 | 247,779 |
| Total investment and interest income | (388,916) | 1,966,377 |
| Contributions: | | |
| Employer | 363,166 | - |
| Participant | 1,327,832 | 1,449,357 |
| Rollovers | 44,258 | 119,044 |
| Total contributions | 1,735,256 | 1,568,401 |
| Total additions | 1,346,340 | 3,534,778 |
| Deductions: | | |
| Benefits paid to participants | 2,124,622 | 1,739,122 |
| Administrative expenses | 85,313 | 78,332 |
| Total deductions | 2,209,935 | 1,817,454 |
| Net (decrease) increase | (863,595) | 1,717,324 |
| Net assets available for benefits: | | |
| Beginning of year | 14,961,681 | 13,244,357 |
| End of year | $ 14,098,086 | $ 14,961,681 |

The accompanying notes are an integral part of these financial statements.

1) **Description of Plan**

The following description of the Pulaski Bank Savings & Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

***(a) General***

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

***(b) Contributions***

Participants may contribute up to the lesser of $16,500 or 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. Effective with the first payroll in January 2010, the Company suspended the employer matching contribution. Effective January 1, 2011, the Company reinstated employer contributions at an amount equal to 50% of each participant's contribution, up to 5% of each participant's pretax base compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of an additional $5,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

***(c) Vesting***

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in employer contributions occurs 25% per year until fully vested after four years of service. See Note 5, Plan Termination.

***(d) Investment Options***

Participants may elect to have their individual accounts allocated to one or more of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab Managed funds that represent party-in-interest transactions allowable under ERISA regulations.

***(e) Forfeited Accounts***

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and may be applied to reduce subsequent employer contributions or to pay Plan expenses. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $0 and $16,990, respectively. In 2011 and 2010, employer contributions were reduced by forfeited nonvested accounts totaling $29,006 and $0 respectively.

*(f) Payment of Benefits*

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, termination of service, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary.

*(g) Notes Receivable from Participants*

Participants may borrow from the Plan in amounts equal to a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, subject to certain provisions in the Plan. The loans are secured by the balance in each participant's account and bear a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of a participant's primary residence. Principal and interest are paid ratably through monthly payroll deductions. On April 29, 2011, the Plan was amended to increase the allowable number of loans that each participant may have outstanding at the same time from one loan to two loans per participant.

*(h) Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The allocations are calculated at year end and posted to the accounts of participants who are employed as of the last day of the year. The benefit that can be provided to a participant is limited to the participant's vested account balance.

## 2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

*a) Basis of Accounting*

The accompanying financial statements conform to U.S. generally accepted accounting principles and to prevailing practices commonly used to prepare financial statements of employee benefit plans. Distributions are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Refer to Note 4 for a discussion of fair value measurements.

*b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

***c) Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The stock fund is measured in units instead of shares. Each unit contains shares of Pulaski Financial Corp. stock and a cash position targeted to fluctuate between three percent and six percent of the fund balance.

d) ***Notes Receivable From Participants***

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

***e) Administrative Expenses***

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits.

f) ***Recent Accounting Pronouncements***

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures* (ASU 2010-06). This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that were not effective until the year ended December 31, 2011. The Plan adopted the remaining provisions for the year ended December 31, 2011.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04), which amends Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASU 2011-04 requires categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU 2011-04 is to be applied prospectively and will be effective for the December 31, 2012 plan year. The adoption is not expected to have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

## 3) Investments

The following table presents investments held as of December 31, 2011 and 2010. Investments that exceed 5% of assets available for benefits at December 31, 2011 and 2010 are separately identified.

| Investments at fair value: | 2011 | 2010 |
|---|---|---|
| Pulaski Financial Corp. Stock Fund | $ 2,820,352 | $ 4,826,711 |
| Federated Capital Preservation IP | 2,162,608 | * |
| Euro-pacific Growth Fund R5 | * | 848,220 |
| Euro-pacific Growth Fund R6 | 691,224 | * |
| Growth Fund of America R5 | * | 1,031,169 |
| Growth Fund of America R6 | 817,820 | * |
| PIMCO Total Return Institutional | 933,461 | 904,565 |
| Schwab Managed Retirement Trust Fund 2020 | 817,925 | 854,935 |
| Vanguard 500 Index Signal | 835,597 | 961,158 |
| CRM Mid Cap Value Institutional | 761,775 | 846,595 |
| Other investments | 3,361,151 | 4,249,829 |
| Total | $ 13,201,913 | $ 14,523,182 |

* Amount was less than 5% of assets available for benefits.

During 2011 and 2010, the Plan's investments appreciated (depreciated) in value as follows:

| | | 2011 | | 2010 |
|---|---|---|---|---|
| Pulaski Financial Corp. Stock Fund | $ | (326,675) | $ | 458,073 |
| Mutual funds | | (234,735) | | 973,396 |
| Collective investment trusts | | ( 28,566) | | 269,404 |
| Net appreciation in fair value of investments | $ | (589,976) | $ | 1,700,873 |

## 4) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

**Level 1** - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

**Level 2** - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

**Level 3** - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and December 31, 2010.

*Publicly Traded Securities:* Publicly traded mutual funds and equities are valued at (i) applicable trade price, offering price or evaluated price reflected in a trade executed directly by a trading desk, (ii) obtained from industry-standard pricing vendors, or (iii) obtained from the issuers themselves.

*Other Securities:* The values included for other assets, including insurance policies, collective trust funds, participant loans, and non-publicly traded securities are based on receipt of either (i) net asset values specifically calculated and reported in accordance with generally accepted accounting principles (GAAP) and provided by issuers or their agents, (ii) valuations determined and reported by an independent third party valuation firm, or (iii) a direct instruction from a plan fiduciary to use a specific value, including those they may have obtained directly from an independent third party valuation firm.

*Charles Schwab Trust Company Collective Trust Funds* (CSTC): The CSTC is valued at the net asset value (NAV) of the units of the collective trusts held by the plan at year end. The NAV is based on the fair value of the underlying investments of the CSTC. The investment objective of the CSTC is to seek to provide total return for investors retiring approximately at or near the target year. The CSTC is diversified across several asset classes, including, but not limited to, Commodities, Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income, Treasury Inflation Protected Securities ("TIPS"), Real Estate Investment Trusts ("REITs"), and Stable Value. The CTSC provides for daily redemptions by the Plan at reported NAV with no funding commitments, restrictions or advance notice requirements. State Street Bank & Trust Company, as the fund accountant and custodian for the CSTC collective trust funds, is responsible for monitoring securities valuations in the funds on a daily basis by reviewing all securities in the funds and making preliminary judgments as to their appropriate disclosure classification. For purposes of regulatory filings and report preparation, CSTC's fund administration team reviews all reconciliations prior to inclusion of disclosures in the annual financial statements.

*Federated Capital Preservation Fund*

The Federated Capital Preservation Fund (the Fund) is valued at the net asset value of the units of the collective trusts held by the plan at year end. The NAV is based on the fair value of the underlying investments of the Fund. The Fund invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Plan may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election that is a noncompeting investment, or paying Trustee fees. The Plan may make withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the Trustee. The Plan has no funding commitments outstanding.

The interest crediting rate is the periodic interest rate accrued to participants as is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future credited rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. Certain events, such as termination of the Plan or a change to the provisions of the Plan, may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe the occurrence of any such event is probable. During the Plan years ended December 31, 2011 and 2010, the average yield and crediting interest rate was approximately 2.3% and 3.3%, respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value.

**Investments at Fair Value**
**As of December 31, 2011**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | | | | |
| Financial | $ 2,820,352 | $ - | $ - | $ 2,820,352 |
| Mutual funds: | | | | |
| Growth funds | 1,465,377 | | | 1,465,377 |
| Value funds | 1,880,614 | | | 1,880,614 |
| Index funds | 835,597 | | | 835,597 |
| Bond funds | 933,461 | | | 933,461 |
| Foreign stock funds | 1,013,357 | | | 1,013,357 |
| Real estate fund | 156,461 | | | 156,461 |
| Total mutual funds | 6,284,867 | - | - | 6,284,867 |
| Collective investment trusts: | | | | |
| Lifecycle funds | | 1,869,948 | | 1,869,948 |
| Stable value fund | | 2,226,746 | | 2,226,746 |
| Total collective investment trusts | - | 4,096,694 | - | 4,096,694 |
| Total assets at fair value | $ 9,105,219 | $ 4,096,694 | $ - | $ 13,201,913 |

**Investments at Fair Value**
**As of December 31, 2010**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks: | | | | |
| Financial | $ 4,826,711 | $ | $ - | $ 4,826,711 |
| Mutual funds: | | | | |
| Growth funds | 1,961,468 | | | 1,961,468 |
| Value funds | 1,951,656 | | | 1,951,656 |
| Index funds | 961,158 | | | 961,158 |
| Bond funds | 904,565 | | | 904,565 |
| Foreign stock funds | 1,199,038 | | | 1,199,038 |
| Real estate fund | 133,950 | | | 133,950 |
| Total Mutual funds | 7,111,835 | - | - | 7,111,835 |
| Collective investment trusts: | | | | |
| Lifecycle funds | | 1,992,127 | | 1,992,127 |
| Stable value fund | | 592,509 | | 592,509 |
| Total collective investment trusts | - | 2,584,636 | - | 2,584,636 |
| Total assets at fair value | $ 11,938,546 | $ 2,584,636 | $ - | $ 14,523,182 |

## 5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In addition, the Company has the right under the Plan to suspend or discontinue its matching contributions at any time. Effective with the first payroll of 2010, the Company elected to suspend its matching contributions and, accordingly, no such contributions were made during 2010. As of January 1, 2011, the Company reinstated the employer matching contribution at the rate of 50% of the first 5% of participants' deferred compensation. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

## 6) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated March 7, 2002, which states that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing jurisdiction. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

## 7) Related-Party Transactions

Certain Plan investments are shares of collective investment trusts and mutual funds that are managed by Charles Schwab, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2011 and 2010, transactions with these investments included aggregated purchases of $824,092 and $999,696, respectively, and aggregated sales of $2,680,732 and $1,741,457, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of the ERISA regulations.

**8) Risks and Uncertainties**

The Plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

**9) Subsequent Events**

The Plan has evaluated all subsequent events to ensure that the accompanying financial statements include the effects of any subsequent events that should be recognized in such financial statements as of December 31, 2011, and the appropriate disclosure of any subsequent events that were not recognized in the financial statements.

# SUPPLEMENTAL SCHEDULE

**PULASKI BANK SAVINGS & OWNERSHIP PLAN**

**EIN 43-1671968**

**Schedule H, Line 4i – Schedule of Assets (Held at End of Year)**

**December 31, 2011**

| Shares or Units | Description of Investments | Cost | Current Value |
|---|---|---|---|
| 76.143 | Pulaski Financial Corp. stock fund* | ** | $ 2,820,352 |
| | Mutual funds: | | |
| 28,476 | Growth Fund of America R5 | ** | 817,820 |
| 19,676 | Europacific Growth Fund R5 | ** | 691,224 |
| 85,875 | PIMCO Total Return Institutional | ** | 933,461 |
| 13,097 | Vanguard Windsor II Admiral Shares | ** | 599,207 |
| 8,736 | Vanguard 500 Index Signal | ** | 835,597 |
| 13,758 | Turner Midcap Growth Investor | ** | 444,115 |
| 28,779 | CRM Mid Cap Value Institutional | ** | 761,775 |
| 27,335 | American Beacon Small Cap Value Institutional | ** | 519,632 |
| 9,585 | Dodge & Cox International Stock | ** | 280,266 |
| 10,431 | ING Global Real Estate I | ** | 156,461 |
| 8,672 | BlackRock Sm Cap Growth Equity Institutional | ** | 203,442 |
| 3,619 | Forward International Small Co Institutional | ** | 41,867 |
| | Total mutual funds | | 6,284,867 |
| | Collective investment trusts: | | |
| 209,847 | Federated Capital Preservation Fund IP | ** | 2,162,608 |
| 4,039 | Schwab Managed Retirement Trust Fund Income CL I* | ** | 53,551 |
| 3,397 | Schwab Managed Retirement Trust Fund 2010 CL I* | ** | 56,085 |
| 48,028 | Schwab Managed Retirement Trust Fund 2020 CL I* | ** | 817,925 |
| 23,933 | Schwab Managed Retirement Trust Fund 2030 CL I* | ** | 415,723 |
| 21,032 | Schwab Managed Retirement Trust Fund 2040 CL I* | ** | 362,586 |
| 25,758 | Schwab Managed Retirement Trust Fund 2050 CL I* | ** | 228,216 |
| | Total collective investment trusts | | 4,096,694 |
| | Notes receivable from participants (various maturities with interest rates 4.25% to 9.25%)* | ** | 531,946 |
| | Total investments | | $ 13,733,859 |

* Represent party-in-interest transactions allowable under ERISA regulations.
** Cost omitted for participant-directed investments.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012

**Pulaski Bank Savings & Ownership Plan**

By: Paul J. Milano

Paul J. Milano
Plan Administrator

US2008 3557369 1

# Consent of Independent Registered Public Accounting Firm

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 22, 2012, relating to the statement of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Pulaski Bank Savings & Ownership Plan.

Brown Smith Wallace LLC

BROWN SMITH WALLACE, L.L.C.

June 22, 2012
St. Louis, MO